July 11, 2011

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Dana Hartz, Staff Accountant
Don Abbott, Senior Staff Accountant

Re:	Life Technologies Corporation

  Form 10-K for the Year Ended December 31, 2010

  Filed February 25, 2011

  File No. 000-25317

Ladies and Gentlemen:

This letter is in response to the comment letter dated June 28, 2011 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) of Life Technologies Corporation (the “Company”). This letter restates the numbered comments of the Staff in bold/italic font and in the discussion set forth below each comment is the Company’s response.

Business

Technology Licensing

Patents and Proprietary Technologies, page 7

1.	We note “several significant licenses or exclusivity rights expire at various times during the next 15 years.” To the extent licenses and patents referred to in the discussions are material, please provide us proposed revised disclosure for inclusion in future filings that expands the respective discussions to identify the products and/or technology to which the license, patent or group of patents pertain, and disclose when the respective license, granted patent or groups of patents are scheduled to expire.

Response:

The Company has a large number of patents with a diverse geographical composition of intellectual property held in the Company’s portfolio. As a result, there is no single license and/or

Division of Corporate Finance

United States Securities and Exchange Commission

July 11, 2011

patent in our portfolio, which, if expired, would constitute a material financial impact on the Company’s financial position. The Company does anticipate that certain licensed patents related to real time PCR will expire outside of the United States in August of 2011, and the Company will receive approximately $20 million less revenue from outlicensing those patents. The expiration of these patents are expected have an impact on revenue and gross margin based on 2010 revenue of approximately 0.6% of revenue and 1.0% of gross margin. The Company assessed the guidance in Item 101(c)(1) of Regulation S-K in developing such an assessment around materiality and believes the impact of this expiration on the Company’s financials would not be material to the Company as a whole. Accordingly, the Company would not expect to revise its business description regarding technology licensing in its Annual Report on Form 10K. The Company acknowledges the Staff’s concerns surrounding disclosure and will continue to monitor its portfolio for material licenses that could have a material impact on operations for disclosure.

The Company continually seeks new licenses of third party intellectual property, it continually adds license agreements containing new patents and patent applications to its portfolio and reviews its existing intellectual property to identify opportunities to monetize its exclusive rights. At the same time, due to expiring terms of existing patents and licenses, older patent licenses expire. The Company does disclose the nature and risks associated with the businesses ongoing needs to bring in additional licenses and the risks the business could face upon losing rights to technologies licensed from other in the Company’s Annual Form 10K in the Risk Factors section in Item 1A on page 16.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38

2.	Please provide us proposed disclosure to be included in future filings that discuss the potential impact on your future liquidity needs regarding your policy to indefinitely reinvest foreign earnings in your foreign subsidiaries. In this regard, include in your proposed disclosure the amount of cash, cash equivalents and short term investments that are currently held by your foreign subsidiaries. In addition, provide proposed disclosure for inclusion herein or elsewhere in your MD&A of the reasonably possible effects of the uncertainty with respect to repatriating the undistributed earnings of foreign subsidiaries. Also, in view of your recent repatriations, include in your proposed disclosure the reasons you believe that these earnings will be indefinitely reinvested.

Response:

The Company is able to generate sufficient cash domestically to support ongoing operations and expects the ability to do so for the foreseeable future. Consequently, the Company does not expect there to be a liquidity event that would impact the Company’s ability to indefinitely reinvest foreign earnings. In accordance with Item 303(a)(1) of Regulation S-K, the Company would disclose any known demands, commitments, events or uncertainties that are reasonably likely to result in a liquidity event. At the current time, the Company is unaware of any such events that would require such disclosure. In light of the Company’s ability to indefinitely reinvest its foreign earnings, we do not believe it would be appropriate to disclose the tax consequences of a hypothetical event requiring repatriation of foreign earnings. Any sort of

Division of Corporate Finance

United States Securities and Exchange Commission

July 11, 2011

calculation would require specifics of such an event, and therefore a calculation of the impact on the Company would be impractical. This response is consistent with the Company’s disclosure in footnote 7 on page 85 its Annual Report on Form 10K.

The Company acknowledges the Staff’s concerns regarding incremental disclosure surrounding the recent repatriations and the notion of indefinite reinvesting in foreign subsidiaries as well as the Staff’s position regarding disclosure of foreign cash balances, to the extent that there is a material amount of cash held in foreign subsidiaries. Accordingly, the Company will modify our future Annual Reports on Form 10K and Quarterly Reports on Form 10Q by amending the language already existing in the filing on page 39 of the Annual Report on Form 10K filing which reads “A majority of the Company’s cash and cash equivalents are held in the United States. Repatriation of funds outside of the United States is subject to local laws, customs and related tax consequences” to address the Staff’s concerns in more detail. The following verbiage represents the Company’s amended disclosure under the Liquidity and Capital Resources section and represents the manner in which information will be disclosed in future Annual and Quarterly Reports:

Total cash and cash equivalents held by the Company at December 31, 2010 was approximately $813.6 million. Cash and cash equivalents held by our foreign subsidiaries at December 31, 2010 was approximately $205.3 million. It is the Company’s intention to indefinitely reinvest all current and future foreign earnings in order to ensure sufficient working capital and expand existing operations outside the United States. Additionally, the Company intends to fund future foreign acquisitions primarily through the use of unrepatriated cash held by our foreign subsidiaries. While the Company has repatriated significant earnings in the past, primarily due to certain debt obligations and covenants which no longer exist, similar repatriation of earnings is no longer expected or required.

In addition to cash on hand in the United States, the Company has the ability to raise cash through bank loans, debt obligations or by settling loans with its foreign subsidiaries in order to cover the domestic needs. Accordingly, it is the intention of Company management to indefinitely reinvest all current earnings from foreign operations. In the event the Company were required to repatriate funds outside of the United States, such repatriation would be subject to local laws, customs and tax consequences.

*****

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporate Finance

United States Securities and Exchange Commission

July 11, 2011

We appreciate the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact me at (760) 603-6454 if you have any questions regarding this letter.

Sincerely,

LIFE TECHNOLOGIES CORPORATION

By:	/s/ David F. Hoffmeister
David F. Hoffmeister
Chief Financial Officer

cc:	David Szekeres, Life Technologies Corporation

Kelli Richard, Life Technologies Corporation